Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Titan Medical Inc. (the “Company” or “Titan”)
170 University Avenue
Suite 1000
Toronto, Ontario
M5H 3B3

Item 2	Date of Material Change

November 30, 2017 and December 5, 2017.

Item 3	News Release

The press releases attached as Schedule “A” and Schedule “B” were disseminated through Marketwired on December 1, 2017 and December 5, 2017 with respect to the material changes.

Item 4	Summary of Material Change

On November 30, 2017, the Company filed a final short-form prospectus (the “Prospectus”) with securities regulators in Ontario, British Columbia and Alberta, with respect to its previously announced offering of Units (the “Offering”).

On December 5, 2017, the Company announced that it had closed the Offering. The Company sold 46,000,000 units (each, a “Unit”) under the Offering at a price of CDN $0.50 per Unit for gross proceeds of $23,000,000. Each Unit is comprised of one common share of the Company (a “Common Share”) and one warrant entitling the holder to purchase one Common Share at a price of CDN $0.60 for 60 months from the closing date of the Offering.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

Please see the press releases attached as Schedule “A” and Schedule “B”.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following executive officer is knowledgeable about the material changes and may be contacted about this report:

Stephen Randall
Chief Financial Officer
(416) 548-7522 (ext. 152)

Email:	stephen@titanmedicalinc.com
Website:	www.titanmedicalinc.com

Item 9	Date of Report

December 6, 2017.

Schedule “A”

[See Attached]

Titan Medical Announces Filing of Final Prospectus

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, Dec. 01, 2017 -- Titan Medical Inc. ("Titan" or the "Company") (TSX:TMD) (OTCQB:TITXF) advises that it has filed and been receipted for a final short form prospectus (the “Final Prospectus”) in connection with the marketed offering (the "Offering") of units of the Company (the "Units") for minimum gross proceeds of CDN$18,000,000 and maximum gross proceeds of CDN$23,000,000. Pursuant to the Offering, Titan will issue Units at a price of CDN$0.50 per Unit. Each Unit is comprised of one common share of the Company (a "Common Share") and one Common Share purchase warrant of the Company (a "Warrant"). Each Warrant is exercisable for one Common Share at a price of CDN $0.60 for a period of 5 years following the closing of the Offering.

The Offering will be undertaken on a best efforts basis pursuant to the terms and conditions of an agency agreement dated November 30, 2017 between the Company and Bloom Burton Securities Inc. (the "Agent"). In connection with the Offering, the Agent will be paid a cash commission equal to 7.0% of the gross proceeds of the Offering and it will be issued that number of non-transferable broker warrants exercisable for Common Shares equal to 7.0% of the number of Units sold in the Offering (in each case excluding any Units sold to certain excluded subscribers).

The Final Prospectus has been filed in each of the provinces of Ontario, British Columbia and Alberta pursuant to National Instrument 44-101 - Short Form Prospectus Distributions. In addition, the Units may also be offered for sale in the United States, by or through United States registered broker-dealers appointed by the Agent as sub-agents, and in certain offshore jurisdictions, in each case under available exemptions from the prospectus and registration requirements of applicable securities laws.

It is expected that closing of the Offering will occur on or about December 5, 2017, or such other date as the Company and the Agent may agree.

The net proceeds of the Offering (the “Net Proceeds”) will be used to fund continued development work in connection with the Company’s SPORT Surgical System, as well as for working capital and other general corporate purposes. Please see "Use of Proceeds" in the Final Prospectus, which is available under the Company’s profile at www.sedar.com, for further details of the use of Net Proceeds.

The Common Shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol "TMD". The TSX has conditionally approved the listing of the Common Shares issuable under the Offering. Listing will be subject to the Company fulfilling all of the requirements of the TSX on or before February 19, 2018.

About Titan

Titan is a Canadian public company focused on the design and development of a robotic surgical system for application in minimally invasive surgery ("MIS"). The Company's SPORT Surgical System, currently under development, includes a surgeon -controlled robotic platform that includes a 3D high-definition vision system and instruments for performing MIS procedures. The surgical system also includes a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the robotic platform for controlling the instruments and provides a 3D high-definition endoscopic view of inside a patient’s body. The SPORT Surgical System is designed to enable surgeons to perform a broad set of surgical procedures for general abdominal, gynecological and urologic indications. For more information, visit the Company's website at www.titanmedicalinc.com.

Forward-Looking Statements

This press release contains "forward-looking statements" which reflect the current expectations of management of the Company. Such statements include, but are not limited to, statements regarding the listing of the Common Shares on the TSX, the proposed use of the Net Proceeds and the proposed closing date of the Offering. Wherever possible, words such as "may", "would", "could", "will", "anticipate", "believe", "plan", "expect", "intend", "estimate", "potential for" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the "Risk Factors" section of the Company's Annual Information Form dated March 31, 2017 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

U.S. Securities Law Caution

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and accordingly, may not be offered or sold to, or for the account or benefit of, persons in the United States or "U.S. persons", as such term is defined in Regulation S promulgated under the U.S. Securities Act ("U.S. Persons"), except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company's securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

CONTACT INFORMATION

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

Schedule “B”

[See Attached]

Titan Medical Announces Closing of Previously Announced Public Offering

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, Dec. 05, 2017 -- Titan Medical Inc. (the “Company”) (TSX:TMD) (OTCQB:TITXF) is pleased to announce that it has completed its previously announced public offering (the “Offering”) pursuant to an agency agreement dated November 30, 2017 between the Company and Bloom Burton Securities Inc. (the “Agent”).

“We are very pleased with the results of this most recent offering, which based on demand, was significantly upsized from the original offering. We intend to use the capital raised to further the development of our SPORT Surgical System,” said David McNally, President and CEO.

The Company completed the closing of the Offering on December 5, 2017 and issued 46,000,000 units (the “Units”) for gross proceeds of CDN $23,000,000. Each Unit was issued at a price of CDN $0.50 per Unit and is comprised of one common share of the Company (a “Common Share”) and one warrant entitling the holder to purchase one Common Share at a price of CDN $0.60 until expiry on December 5, 2022. The net proceeds of the Offering will be used to fund continued development work in connection with the Company’s SPORT Surgical System, as well as for working capital and other general corporate purposes.

The Common Shares sold and issued in connection with the closing were listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol TMD at the opening on December 5, 2017.

The Units were qualified for sale by way of a prospectus dated November 30, 2017 (the “Prospectus”) filed by the Company in the Provinces of British Columbia, Alberta and Ontario. The Units were also offered for sale in the United States through a United States registered broker-dealer appointed by the Agent as sub-agent pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state laws.

About Titan Medical Inc.

Titan Medical Inc. is a Canadian public company focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery (“MIS”). The Company is currently developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body during MIS procedures. With the SPORT Surgical System, the Company aims to pursue a broad set of surgical indications, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including statements with respect to the use of the net proceeds of the Offering and the anticipated listing of the Common Shares on the TSX, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2017 and in the Prospectus (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

U.S. Securities Law Caution

The securities described herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and accordingly, may not be offered or sold to, or for the account or benefit of, persons in the United States or “U.S. persons,” as such term is defined in Regulation S promulgated under the U.S. Securities Act (“U.S. Persons”), except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company’s securities to, or for the account or benefit of, persons in the United States or U.S. Persons.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com